FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2009
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Table of Contents

(1) Press Release, “Dr. Reddy’s receives favorable summary judgment ruling in the Omeprazole Mg OTC litigation”, March 12, 2009.

(2) Press Release, “Dr. Reddy’s crosses $150 million revenue milestone in Russia & CIS region”, March 18, 2009.

(3) Press Release, “Dr. Reddy’s Laboratories realigns Global Generics geography portfolio”, March 19, 2009.

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s receives favorable summary judgment ruling in the Omeprazole Mg OTC litigation
Hyderabad, India, March 12, 2009 – Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the U.S. District Court (Southern District, New York) has granted a summary judgment that the Omeprazole Mg OTC ANDA filed by Dr. Reddy’s does not infringe the patents in suit related to Astra Zeneca’s Prilosec OTC®.
Commenting on the judgment, Amit Patel, Head — North America Generics, Dr. Reddy’s, said, “We are very pleased with the favorable summary judgment ruling in the Omeprazole Mg OTC litigation. This is a key event supporting our strategy to deliver one upside opportunity every year. We have submitted our ANDA filing and are awaiting FDA response. At this point in time, we will continue to work through the regulatory approval process while simultaneously progressing manufacturing and commercialization preparation.”
Omeprazole Mg is indicated for the treatment of heartburn and the Dr. Reddy’s formulation contains 20.6mg Omeprazole Mg (Salt). The Prilosec OTC® brand product has annual sales of approximately $362 million in the United States, based on IRI sales data as of July 13, 2008.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company whose purpose is providing affordable and innovative medicines for healthier lives. Dr. Reddy’s is vertically integrated with a presence across the pharmaceutical value chain through its core businesses of Global Generics, Pharmaceutical Services & Active Ingredients (PSAI), and Proprietary Products, which includes New Chemical Entities, Biosimilars, Specialty and Differentiated formulations. The company’s products are marketed globally, with a focus on India, US, Europe and Russia. For further information please see: www.drreddys.com
For more information please contact:

Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 001-908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s crosses $150 million revenue milestone in Russia & CIS region
Hyderabad, India, March 18, 2009 - Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has crossed the milestone of $150 million of revenues in the Russia/CIS region for the fiscal year 2009. This milestone is a result of the efforts in building a branded franchise, cementing strong customer relationships and partnering with trade channels over last several years.
Dr. Reddy’s entered the Russia market in 1992 and consolidated its position during the turbulent currency crisis of the late 1990s. Today Dr. Reddy’s is the largest Indian Pharmaceutical company in Russia and is also the fastest growing international branded generic company by volume.
Commenting on the growth story, M V Ramana, Head-Russia & CIS Operations, Dr. Reddy’s said “The company has been growing rapidly over the last several years with revenues of $80 mn, $110 mn and $138 mn in the fiscal years 2006, 2007 and 2008 respectively in the Russia/CIS region. During the 11 months ended February 2009, the year-on-year revenue growth rate in Russia / CIS was a healthy ~24% in USD terms and we hope to maintain this growth and manage receivables pro-actively. The company has further reduced the receivable days (DSO) in Russia since December 2008. With almost 80%+ of the revenues generated from the top 4 distributors, the product portfolio is well penetrated geographically and enjoys good availability in the pharmacies.”
“With our strong presence in Russia over the past 15 years backed by leading branded generic products, we are deeply committed to this market. We are confident of tackling the challenges posed by the macroeconomic factors in the country as the branded generic and generic segments in Russia & CIS are relatively defensive to these factors. With strong brands, sustained growth in the OTC segment and our association with top tier distribution partners, we are confident on meeting the growth expectations in Russia and CIS”, said Satish Reddy, MD & COO, Dr. Reddy’s.
Notes to the Editor:
•	Dr. Reddy’s is ranked 7th among generic companies in Russia as on February 2009 as per Russian market research firm pharmexpert.

•	Omez®, Nise®, Ketorol® & Ciprolet® are our top four brands in the Russian market and are ranked No. 1 in their respective INN / molecular segments.

•	The revenue milestone of $150mn and YoY growth rate of 24% mentioned above is based on invoicing as per average foreign currency rates for the period excluding any impact due to cash flow hedging.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company whose purpose is providing affordable and innovative medicines for healthier lives. Dr. Reddy’s is vertically integrated with a presence across the pharmaceutical value chain through its core businesses of Global Generics, Pharmaceutical Services & Active Ingredients (PSAI), and Proprietary Products, which includes New Chemical Entities, Biosimilars, Specialty and Differentiated formulations. The company’s products are marketed globally, with a focus on India, US, Europe and Russia. For further information please see: www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 001-908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Laboratories realigns Global Generics geography portfolio
Hyderabad, India, March 19, 2009 - Dr. Reddy’s Laboratories announced that it has realigned its Global Generics finished dosages strategy to focus on certain key geographies and would gradually exit some of the very small distributor driven markets. The markets being exited would have an overall contribution of less than 1% to the topline. In addition to the US, India, Russia & CIS and Germany where the operations are already very large contributing to approx 90% (fig. for 9 months ended Dec 2008) of the Global Generics revenues, the company will continue operations in 10-15 markets wherein the company’s finished dosages sales are growing significantly.
This move represents an important new focus in the Global Generics business to consolidate and grow the Company’s presence in the key geographies where it already has a considerable presence. The exercise would result in reduction of complexity of operations on one hand and help in significantly enhanced customer service and market share on the other.
Outlining the rationale behind this move, Satish Reddy, MD and COO, Dr. Reddy’s said, “We intend to aggressively step up our presence in our key markets with this strategic prioritization. The market prioritization exercise would lead to redeployment of resources within the organization. The company will however continue to scan opportunities and attractiveness of international markets in line with its business strategy.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. For further information please see: www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
For more information please contact:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: April 3, 2009		Name:	V.S. Suresh
		Title:	Company Secretary